UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 01-14010

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

Required Information

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014

Notes to Financial Statements

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014

Exhibit

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Grant Thornton LLP	Filed with this Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 23, 2015	By:	/s/ EUGENE G. CASSIS
Eugene G. Cassis
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEAR ENDED DECEMBER 31, 2014

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

as of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Administration Committee and Plan Administrator of

Waters Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waters Employee Investment Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Waters Employee Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Westborough, Massachusetts

June 23, 2015

WATERS EMPLOYEE INVESTMENT PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Investments, at fair value
Waters Corporation Stock Fund	$42,839,672	$39,531,226
Mutual funds	389,878,691	445,789,704
Self-directed Brokeragelink option:
Common stock	12,930,889	10,778,143
Mutual funds	5,415,696	5,184,149
Other investments	368,449	519,903
Cash and cash equivalents	2,959,972	3,689,891
Collective trusts	97,992,943	6,927,454

Total investments	552,386,312	512,420,470

Receivables
Notes receivable from participants	9,504,539	8,716,812
Employer contributions	—	531,340

Net assets with all investments valued at fair value	561,890,851	521,668,622

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(118,797)	(104,418)

Net assets available for benefits	$561,772,054	$521,564,204

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2014

Additions
Net investment income:
Net appreciation in fair value of investments (Note 5)	$14,962,628
Interest income	1,376
Dividend income	23,830,107

Total investment income	38,794,111

Interest income on notes receivable from participants	298,083

Contributions:
Employer’s contributions	12,816,918
Employees’ contributions	20,091,242
Rollovers	1,904,374

Total contributions	34,812,534

Other income	361,672

Total additions	74,266,400

Deductions
Benefits paid directly to beneficiaries and participants	33,935,399
Administrative expenses	123,151

Total deductions	34,058,550

Net increase	40,207,850

Net assets available for benefits:
Beginning of year	521,564,204

End of year	$561,772,054

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

1	Description of Plan

The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “Code”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a Safe Harbor Plan, which provides for catch-up contributions by participants who have attained age 50 before the close of the Plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions. Accordingly, no discrimination testing is applicable.

Eligibility

Employees are eligible to participate in the Plan immediately upon their date of hire or rehire. Employees are automatically enrolled in the Plan upon their date of hire or rehire. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% of annual compensation and increase 1% each year until contributions reach 6% of annual compensation.

Contributions

Subject to certain limitations, participants may elect to voluntarily contribute to the Plan from 1% to 60% of their annual compensation on a pre-tax basis through payroll deductions. Participants who have attained the age 50, or who will reach age 50 during the year, may elect to make an additional pre-tax contribution to the Plan of up to $5,500 for 2014, provided their regular pre-tax contributions reach either the Plan’s limit of 30% of eligible earnings or the Internal Revenue Service (“IRS”) dollar limit of $17,500 for 2014. As of December 31, 2014, participants had 28 investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return. All contributions are subject to the limitations of the Code.

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and management incentive bonuses or certain other designated incentive plans. The Employer will match 100% of the first 6% of compensation contributed by the participant. The Employer matching contribution is effective immediately upon date of eligibility and follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

Participants direct their elective contributions into various investment options offered by the Plan, which include a self-directed brokerage account feature and the Waters Corporation Stock Fund, and can change their investments options on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

Vesting

Participants are immediately vested in their voluntary contributions as well as Employer matching contributions, plus actual earnings thereon.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time.

Administration

Fidelity Management Trust Company (“Fidelity”) is the trustee and custodian for the Plan. Fidelity Investments Institutional Operations Company (“FIIOC”) is the record keeper for the Plan.

Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance or annual or more frequent installments over a period not to extend beyond the life expectancy of the participant. The Plan also allows participants who are actively employed and have attained the age of 59 1/2 to withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan administrator, a representative of the Company’s management.

Administrative Expenses

Certain administrative expenses, including loan maintenance, brokerage account fees, Waters Corporation Stock Fund (“Stock Fund”) administrative fees and in-service withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company. A portion of the operating expenses and management fees is returned to the Plan on revenue sharing arrangements. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Participants in the Plan may borrow from their account balance, with a maximum of two loans permitted per participant. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances. Principal and interest are repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participant’s account balances. At December 31, 2014, interest rates on outstanding loans ranged from 3.25% to 9.0%.

2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.

Investment Transactions and Investment Income

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. The difference between fair value and contract value of the commingled trust fund is presented as an adjustment to net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

Waters Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. The common stock was valued at $112.72 and $100.00 per share at December 31, 2014 and 2013, respectively.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

Cash equivalents are stated at cost which approximates fair value and include shares of two Fidelity money market funds that are highly liquid.

The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Contributions

Employer and participant contributions are recorded in the period in which payroll deductions are made from the participant’s compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with US GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3	Fair Value Measurements

In accordance with the accounting standards for fair value measurements and disclosures, the Plan’s assets are measured at fair value on a recurring basis as of December 31, 2014 and 2013. Fair values determined by Level 1 inputs utilize observable data, such as quoted prices in active markets. Fair values determined by Level 2 inputs utilize observable data points other than quoted prices in active markets that are observable either directly or indirectly. Fair values determined by Level 3 inputs utilize unobservable data points for which there is little or no market data, which require the reporting entity to develop its own assumptions. If the Plan were to change its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it would need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Plan would recognize these transfers at the end of the reporting period in which the transfers occurred. During the years ended December 31, 2014 and 2013, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014:

	Total December 31, 2014	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Waters Corporation Stock Fund:
Waters Common Stock	$41,528,753	$41,528,753	$—	$—
Money market funds	1,310,919	—	1,310,919	—

Total Waters Corporation Stock Fund	42,839,672	41,528,753	1,310,919	—

Mutual funds:
Large-cap - U.S. companies	74,832,156	74,832,156	—	—
Asset allocation funds	140,198,425	140,198,425	—	—
International companies	52,372,597	52,372,597	—	—
Small/mid-cap - U.S. companies	64,223,018	64,223,018	—	—
Intermediate-term fixed income bonds	36,348,543	36,348,543	—	—
U.S. government securities	21,903,952	21,903,952	—	—

Total mutual funds	389,878,691	389,878,691	—	—

Self-directed Brokeragelink assets:
Healthcare stocks	3,599,386	3,599,386	—	—
Technologies stocks	2,210,658	2,210,658	—	—
Exchange-traded funds	1,391,633	1,391,633	—	—
Other common stocks	6,087,830	6,087,830	—	—
Large-cap mutual funds	1,075,704	1,075,704	—	—
Fixed income bond funds	1,060,271	1,060,271	—	—
Asset allocation funds	682,145	682,145	—	—
Other mutual funds	2,607,407	2,607,407	—	—
Money market funds	2,959,972	—	2,959,972	—

Total Self-directed Brokeragelink assets	21,675,006	18,715,034	2,959,972	—

Collective trusts (Note 6)	97,992,943	—	97,992,943	—

Total	$552,386,312	$450,122,478	$102,263,834	$—

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013:

	Total December 31, 2013	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Waters Corporation Stock Fund:
Waters Common Stock	$38,364,200	$38,364,200	$—	$—
Money market funds	1,167,026	—	1,167,026	—

Total Waters Corporation Stock Fund	39,531,226	38,364,200	1,167,026	—

Mutual funds:
Large-cap - U.S. companies	148,653,462	148,653,462	—	—
Asset allocation funds	118,702,049	118,702,049	—	—
International companies	52,768,767	52,768,767	—	—
Small/mid-cap - U.S. companies	65,131,021	65,131,021	—	—
Intermediate-term fixed income bonds	36,742,675	36,742,675	—	—
U.S. government securities	23,791,730	23,791,730	—	—

Total mutual funds	445,789,704	445,789,704	—	—

Self-directed Brokeragelink assets:
Healthcare stocks	2,896,697	2,896,697	—	—
Technologies stocks	1,601,152	1,601,152	—	—
Exchange-traded funds	873,852	873,852	—	—
Other common stocks	5,916,441	5,916,441	—	—
Large-cap mutual funds	1,071,007	1,071,007	—	—
Fixed income bond funds	713,056	713,056	—	—
Asset allocation funds	557,585	557,585	—	—
Other mutual funds	2,852,405	2,852,405	—	—
Money market funds	3,689,891	—	3,689,891	—

Total Self-directed Brokeragelink assets	20,172,086	16,482,195	3,689,891	—

Collective trusts (Note 6)	6,927,454	—	6,927,454	—

Total	$512,420,470	$500,636,099	$11,784,371	$—

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for the Company’s common stock and the fair value of short-term liquid investments included in the Stock Fund.

Investments in mutual funds are stated at fair value based on the quoted net asset value of shares held by the Plan on the last business day of the year.

Investments under the self-directed Brokeragelink option are stated at fair value based on the quoted market prices on the last business day of the year.

Investments in collective trusts are stated at fair value, which represents the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investments

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2014	2013

Fidelity Growth Company Commingled Pool	$89,865,364	$	*
Spartan 500 Index Fund – Institutional Class	61,924,896		53,924,259
Waters Corporation Stock Fund	42,839,672		39,531,226
Vanguard Total Bond Market Index Fund Institutional Shares	36,348,543		*
Fidelity Puritan Fund – Class K	36,212,038		33,473,160
Fidelity Low-Priced Stock Fund – Class K	35,296,485		34,541,749
Fidelity Diversified International Fund – Class K	33,980,922		34,651,469
Fidelity Growth Company Fund – Class K	*		84,700,610

*	Represents amount less than 5% of net assets available for benefits.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

5	Net Appreciation in Fair Value

Net appreciation in fair value for the year ending December 31, 2014 is as follows:

Waters Corporation Stock Fund	$4,955,494
Collective Trusts	7,144,998
Mutual funds	1,791,771
Other	1,070,365

Net appreciation in fair value of investments	$14,962,628

6	Collective Trusts

Common Collective Trust

The Plan invests in the Fidelity Managed Income Portfolio, which is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity, which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity.

The fair value of the investment contract at December 31, 2014 and 2013 was $8,127,579 and $6,927,454, respectively. The average yield and crediting interest rates were approximately 0.94% and 1.02% for 2014 and 1.02% and 0.85% for 2013, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

Collective Investment Trust

In July 2014, the Fidelity Growth Company Fund - Class K was replaced with the Fidelity Growth Company Commingled Pool, a collective investment trust. It is maintained by Fidelity Management Trust Company (FMTC) under the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity, which is also the trustee of the Plan, and sub-advised by FMR Co. The funds primary objective is to seek capital appreciation. The portfolio invests primarily in common stocks of domestic and foreign issuers with the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. It uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

The fair values of collective investment trusts are based upon the net asset values of the underlying investments at year end. The fair value of the investment trust at December 31, 2014 was $89,865,364.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2014

7	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits, per the financial statements	$561,772,054	$521,564,204
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	118,797	104,418

Net assets available for benefits, per Form 5500	$561,890,851	$521,668,622

The following is a reconciliation of the net investment income per the financial statements to the IRS Form 5500 for the year ended December 31, 2014:

Net investment gain and interest income on notes receivable from participants, per the financial statements	$39,092,194
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	14,379

Net investment income, per Form 5500	$39,106,573

8	Related-Party Transactions

Certain Plan investments are shares of mutual funds or collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $123,151 for the year ended December 31, 2014. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

The Plan has investments in shares of the Company’s common stock through the Stock Fund. During the year ended December 31, 2014, the Plan purchased units in the Stock Fund in the amount of $2,239,298; sold units in the Stock Fund in the amount of $3,866,303; and had net investment appreciation of $4,955,494, administrative expenses of $20,588 and interest and dividend income of $545. The total value of the Plan’s investment in the Stock Fund was $42,839,672 and $39,531,226 at December 31, 2014 and 2013, respectively.

9	Plan Amendment and Termination

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the Code and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

10	Tax Status

The IRS has determined and informed the Company by a letter dated October 16, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

11	Subsequent Events

Subsequent events were evaluated through June 23, 2015, which is the date the financial statements were available to be issued.

WATERS EMPLOYEE INVESTMENT PLAN

Form 5500 – Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year) as of December 31, 2014

EIN:	04-3234558
Plan Number	002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Waters Corporation Stock Fund
*	Fidelity Management Trust Company (FMTC)	Cash Reserves	N/A	$1,310,919
*	FMTC	Waters Corporation Common Stock	N/A	41,528,753

	Total Waters Corporation Stock Fund			42,839,672
Mutual Funds
	American Beacon	American Beacon Small Cap Value Fund Institutional Class	N/A	12,971,310
	American Funds	American Funds Washington Mutual Investors Fund – Class R5	N/A	12,907,260
	Columbia	Columbia Acorn Fund Z	N/A	9,872,294
*	FMTC	Fidelity Freedom K 2005 Fund	N/A	126,765
*	FMTC	Fidelity Freedom K 2010 Fund	N/A	3,535,574
*	FMTC	Fidelity Freedom K 2015 Fund	N/A	6,847,226
*	FMTC	Fidelity Freedom K 2020 Fund	N/A	18,791,417
*	FMTC	Fidelity Freedom K 2025 Fund	N/A	13,040,849
*	FMTC	Fidelity Freedom K 2030 Fund	N/A	23,793,664
*	FMTC	Fidelity Freedom K 2035 Fund	N/A	9,079,642
*	FMTC	Fidelity Freedom K 2040 Fund	N/A	13,678,414
*	FMTC	Fidelity Freedom K 2045 Fund	N/A	5,578,468
*	FMTC	Fidelity Freedom K 2050 Fund	N/A	4,988,275
*	FMTC	Fidelity Freedom K 2055 Fund	N/A	800,543
*	FMTC	Fidelity Freedom K Income Fund	N/A	3,725,550
*	FMTC	Fidelity Diversified International Fund – Class K	N/A	33,980,922
*	FMTC	Fidelity Low-Priced Stock Fund – Class K	N/A	35,296,485
*	FMTC	Fidelity Puritan Fund – Class K	N/A	36,212,038
*	FMTC	Fidelity Retirement Government Money Market Portfolio	N/A	21,903,952
	Oppenheimer	Oppenheimer Developing Markets Fund – Class Y	N/A	16,124,632
	Spartan	Spartan 500 Index Fund – Institutional Class	N/A	61,924,896
	Spartan	Spartan Extended Market Index Fund – Advantage Class	N/A	6,082,929
	Vanguard	Vanguard Total Bond Market Index Fund Institutional Shares	N/A	36,348,543
	Vanguard	Vanguard Total International Stock Index Fund – Admiral Shares	N/A	2,267,043

	Total mutual funds			389,878,691
Notes receivable from participants
	Notes receivable from participants	Interest rates ranging from 3.25% to 9.0%; maturity dates through 2034	—	9,504,539
Self-directed brokeragelink options
*	FMTC	Self-Directed Brokeragelink Option	N/A	21,675,006
Collective trusts
*	FMTC	Fidelity Managed Income Portfolio	N/A	8,127,579
*	FMTC	Fidelity Growth Company Commingled Pool	N/A	89,865,364

	Total collective trusts			97,992,943

	Total investments			$561,890,851

*	Party-in-interest